UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ___________________

Commission file number 000-23423

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C&F Financial Corporation

802 Main Street

West Point, Virginia 23181

REQUIRED INFORMATION

The Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan for the years ended December 31, 2015 and 2014, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014	5

Notes to Financial Statements	6-16

Supplemental Schedule:

Schedule of Assets (Held at End of Year) December 31, 2015	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Virginia Bankers Association Defined Contribution

  Plan for Citizens and Farmers Bank

West Point, Virginia

We have audited the accompanying statements of net assets available for benefits of Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

 /s/ Yount, Hyde & Barbour, P.C.

Winchester, Virginia

June 28, 2016

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014

Assets

Investments, at fair value	$25,732,556	$26,182,987

Receivables:
Dividends	7,621	7,726
Notes from participants	278,705	256,471
	286,326	264,197

Cash	136,927	13,079

Total Assets	26,155,809	26,460,263

Liabilities

Payables, due to broker	131,564	11,910

Net assets available for benefits at fair value	26,024,245	26,448,353

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,940	(120,167)

Net assets available for benefits	$26,029,185	$26,328,186

See Notes to Financial Statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Changes in Net Assets

Available for Benefits

For the Years Ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(1,024,237)	$(208,087)
Interest and dividends	1,097,525	1,232,144
	73,288	1,024,057

Interest income on notes from participants	9,087	8,237

Contributions:
Employer	620,091	585,885
Participants	1,057,316	971,806
Rollover contributions	460,717	116,917
	2,138,124	1,674,608

Transfers in from Central Virginia Bank Plan	—	6,893,901

Net additions	2,220,499	9,600,803

Deductions from net assets attributed to:
Benefits paid to participants	2,475,981	1,405,616
Administrative expenses	43,519	41,072
	2,519,500	1,446,688

Net (decrease) increase in net assets available for benefits	(299,001)	8,154,115

Net assets available for benefits:
Beginning of period	26,328,186	18,174,071

End of period	$26,029,185	$26,328,186

See Notes to Financial Statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Notes to Financial Statements

Note 1.     Description of the Plan

The following description of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Citizens and Farmers Bank (the Bank or the Plan Sponsor), a wholly-owned subsidiary of C&F Financial Corporation (the Corporation), pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code).  The Plan was established for the benefit of substantially all full-time employees electing to participate in the Plan.  Employees are eligible to participate in the Plan on the first day of the calendar quarter after completing three months of service and must be eighteen years old or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Compensation Committee of the Corporation’s Board of Directors is responsible for oversight of the Plan. The executive officers of the Plan Sponsor determine the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Compensation Committee.

On October 1, 2013, the Corporation acquired Central Virginia Bankshares, Inc. (CVBK), the one-bank holding company for Central Virginia Bank (CVB).  As of the acquisition date, CVB was the sponsor of the Virginia Bankers Association Defined Contribution Plan for Central Virginia Bank (the CVB Plan).  On March 22, 2014, CVBK and CVB merged into the Corporation and the Bank, respectively. In connection with the merger, the CVB Plan was terminated, the CVB Plan assets totaling $6,893,901 were transferred into the Plan, and the 89 CVB Plan participants became participants of the Plan subject to the provisions of the Plan as described herein.

Contributions

Each year, participants may contribute from 1% to 90% of covered compensation, as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Each new employee automatically becomes a participant in the Plan after satisfying the eligibility requirements and is deemed to have elected to make a pre-tax contribution of 2% of compensation unless an election is made for a different contribution amount or no contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Bank matches 100% of the first 5% of compensation that a participant contributes to the Plan.  The Bank may also make a discretionary profit sharing contribution, determined annually by its Board of Directors.  This contribution is allocated in proportion to a participant’s covered compensation in relation to the covered compensation of all participants.  There were no discretionary profit sharing contributions approved by the Board of Directors during the Plan years ended December 31, 2015 and 2014.  Contributions are subject to certain limitations as established by the Code.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Bank’s matching contributions and allocations of the Bank’s discretionary contribution (if any), and Plan earnings (based upon each participant’s investment elections), and is charged with an allocation of administrative expenses. Forfeitures are used to reduce the contributions required to be made by the Bank. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their own contributions plus actual earnings thereon.  Vesting in the portion of their accounts contributed by the Bank is based on years of vested service.  Participants vest 20% when credited with two years of vested service, and vesting then increases by 20% for each additional year of vested service until participants are 100% vested in the portion of their accounts contributed by the Bank, and earnings thereon, after six years of vested service.

Investment Options

Investment of all assets in the Plan is directed by individual participants.  Participants are given the option to direct account balances and all contributions made into 23 separate investment options consisting of managed, indexed or individual equity or fixed income funds.  Participants may choose to invest up to 25% (in increments of 1%) of their account balance and future contributions in the Corporation’s common stock (Employer Common Stock).  Participants may change their investment options daily.

The Plan also includes a qualified Roth 401(k) contribution feature whereby participants may elect to designate some or all of their elective deferral contributions as Roth 401(k) contributions.  Roth 401(k) contributions are made in after-tax dollars and the decision to characterize the deferral as a Roth 401(k) contribution is made at the time the contribution is made.  This decision is irrevocable.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Maximum loan terms are limited to 30 years for the purchase of a primary residence or 5 years for all other purposes.  The loans are fully secured by the balance in the participant’s account and bear interest at 0.25% over the Bank’s prime rate at the time the loan is made, which rate will remain unchanged for the life of the loan.  Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

With regard to traditional 401(k) pre-tax account balances, on termination of service due to death, disability, or retirement, a participant or beneficiary, as the case may be, may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made by the participant or beneficiary, as the case may be, and filed with the administrator at least 30 days before the benefit payment date.  A vested account balance greater than $1,000, but not over $5,000, for a participant who has not reached age 65 at the time of termination of service will automatically be transferred or rolled over into an individual retirement account (IRA) selected by the Plan Trustee, unless the participant affirmatively elects to have the amount paid to an IRA that he or she selects or to another employer’s eligible retirement plan, or the participant affirmatively elects to receive the amount in cash, subject to applicable state and Federal tax withholding.  A vested account balance of $1,000 or less for a participant who has not reached age 65 or a vested account balance of $5,000 or less for a participant who has reached age 65 will automatically be distributed to the participant in cash, subject to applicable state and Federal income tax withholding, unless the participant affirmatively elects a rollover to an IRA that he or she selects or to another employer’s eligible retirement plan.

With regard to Roth 401(k) account balances, distributions can begin without penalty after the participant’s Roth 401(k) account has remained in the Plan for at least five years and the participant has reached age 59½.  A participant’s death or disability also qualifies for a tax-free distribution.  If a distribution is made prior to satisfying the five-year holding period and age 59½ and not as a result of death or disability, the earnings on the Roth 401(k) account become taxable and are subject to penalty.

Forfeited Accounts

As of December 31, 2015 and 2014, forfeited nonvested account balances totaled $51,491 and $37,701, respectively.  These accounts were used to reduce the contributions required to be made by the Bank in 2016 and 2015, respectively.

Note 2.     Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for fully benefit-responsive investment contracts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors, custodians and insurance company. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Benefit Payments

Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent loans are treated as distributions based upon the terms of the Plan document.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Plan Sponsor and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s accounts and are included in administrative expenses.  Investment related expenses are included in net appreciation/depreciation of fair value of investments.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-07 (ASU 2015-07), Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. However, sufficient information must be provided to permit reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of financial position. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments in ASU 2017-07 are effective for fiscal years beginning after December 15, 2015. Plan management is currently evaluating the impact ASU 2015-07 will have on the Plan’s financial statements.

In July 2015, the FASB issued Accounting Standards Update No. 2015-12 (ASU 2015-12), Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) – (I) Fully Benefit-Responsive Investment

Contracts, (II) Plan Investment Disclosures, and (III) Measurement Date Practical Expedient (a consensus of the FASB Emerging Issues Task Force). The purpose of ASU 2015-12 is to simplify plan accounting.

•             The amendments in Part I of ASU 2015-12 designate contract value as the only required measure for direct investments in fully benefit-responsive investment contracts. Fully benefit-responsive investment contracts will be presented at contract value; accordingly there will no longer be an adjustment from fair value to contract value on the face of the financial statements.

•             The amendments in Part II of ASU 2015-12 will eliminate the requirements for plans to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type for both participant directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

•             The amendments in Part III of ASU 2015-12 reduce complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end.

ASU 2015-12 may be adopted in whole or by part (I, II, and III), as applicable. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments in Parts I and II shall be applied retrospectively to all periods presented; the amendments in Part III shall be applied prospectively.  Plan management is currently evaluating the impact ASU 2015-12 will have on the Plan’s financial statements.

Note 3.     Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
	•	Quoted prices for similar assets or liabilities in active markets;
	•	Quoted prices for identical or similar assets or liabilities in inactive markets;
	•	Inputs other than quoted prices that are observable for the asset or liability;
	•	Inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual Funds:    Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact purchases and sales at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Trust Funds:  Valued based on the NAV of units of the common collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Employer Common Stock:  Valued at the closing price reported on the active market on which the Employer Common Stock is traded.

Guaranteed Investment Contract:  Guaranteed investment contracts are valued at fair value by the insurance company by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. Since the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only. In determining the reasonableness of the methodology, Plan’s management evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings.  Refer to Note 5.

The methods described above may produce a fair value calculation that is not indicative of net realizable value or future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Equity Funds	$15,070,462	$—	$—	$15,070,462
Fixed Income Funds	2,893,130	—	—	2,893,130
Total Mutual Funds	17,963,592	—	—	17,963,592
Employer Common Stock	942,804	—	—	942,804
Common Trust Funds	2,526,081	—	—	2,526,081
MetLife Guaranteed Investment Contract (Note 5)	—	4,300,079	—	4,300,079
Total Investments at Fair Value	$21,432,477	$4,300,079	$—	$25,732,556

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Equity Funds	$17,464,533	$—	$—	$17,464,533
Fixed Income Funds	4,486,191	—	—	4,486,191
Total Mutual Funds	21,950,724	—	—	21,950,724
Employer Common Stock	1,007,207	—	—	1,007,207
Common Trust Funds	676,852			676,852
MetLife Guaranteed Investment Contract (Note 5)	—	2,548,204	—	2,548,204
Total Investments at Fair Value	$23,634,783	$2,548,204	$—	$26,182,987

 Note 4.     Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets.

December 31,
2015

American Beacon Mid Cap Value Fund, 114,031 shares	$1,518,890
American EuroPacific Growth Class R4 Fund, 70,245 shares	3,126,599
Blackrock Equity Dividend Institutional Fund, 73,226 shares	1,537,749
Metropolitan West Total Return Bond Fund, 267,755 shares	2,843,556
State Street S&P 500 Index CIT, 96,986 shares	1,856,311
T. Rowe Price Institutional Large Cap Growth Fund, 114,017 shares	3,293,949
Victory Munder Midcap Core Growth Class Y Fund, 36,200 shares	1,336,491
MetLife Managed GIC (contract value $4,305,019)	4,300,079

December 31,
2014

American Beacon Mid Cap Value Fund, 107,081 shares	$1,582,656
American Beacon Large Cap Value Fund, 76,380 shares	2,098,156
American EuroPacific Growth Class R4 Fund, 71,274 shares	3,297,119
Blackrock Equity Dividend Institutional Fund, 85,595 shares	2,135,593
PIMCO Total Return Administrative Fund, 238,389 shares	2,541,225
Federated Short Interm Total Return Bond Fund, 135,487 shares	1,411,775
T. Rowe Price Institutional Large Cap Growth Fund, 159,750 shares	4,389,935
Victory Munder Midcap Core Growth Class Y Fund, 38,675 shares	1,647,546
MetLife Managed GIC (contract value $2,428,037)	2,548,204

The Plan’s investments, including gains and losses on investments bought and sold, as well as assets held during the year, depreciated in value by $(1,024,237) and $(208,087) during the Plan years ended December 31, 2015 and 2014, respectively, as follows:

	December 31,
	2015	2014

Registered Investment Companies	$(1,040,388)	$(61,821)
Employer Common Stock	16,151	(146,266)
Guaranteed Investment Contract	—	—
	$(1,024,237)	$(208,087)

Note 5.     Investment Contract with Insurance Company

In 2003, the plan entered into a fully benefit-responsive investment contract with Metropolitan Life Insurance Company (MetLife).  MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The contract is included in the financial statements at contract value as reported to the plan by MetLife.  Contract value, as reported to the Plan by MetLife, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2015 and 2014 was $4,300,079 and $2,548,204, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average yields:	2015	2014
Based on actual earnings	(1.13)%	5.55%
Based on interest rate credited to participants	3.02%	3.01%

Note 6.     Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in employer contributions, and earnings thereon, credited to their accounts.

Note 7.     Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated April 2, 2012 stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting standards generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Note 8.     Related-Party and Party-In-Interest Transactions

The Plan allows funds to be invested in the common stock of C&F Financial Corporation, the parent company of Citizens and Farmers Bank, the Plan Sponsor.  Therefore, C&F Financial Corporation is a party-in-interest.  Investment in employer securities is allowed by ERISA and the United States Department of Labor’s Rules and Regulations, and the fair value of the Employer Common Stock is based on quotes from an active market.

Certain Plan investments are managed by Reliance Trust Company.  Reliance Trust Company is the trustee and record keeper for the Plan and, therefore, these transactions qualify as party in interest transactions.

Reliance Trust Company provides certain administrative services to the Plan pursuant to an agreement between the Company and Reliance Trust Company.  Reliance Trust Company receives revenue from mutual fund and collective trust fund service providers for services Reliance Trust Company provides to the funds.  This revenue is used to offset certain amounts owed to Reliance Trust Company for its administrative services to the Plan.

If the revenue received by Reliance Trust Company from such mutual fund or collective trust fund service providers exceeds the amount owed under the agreement, Reliance Trust Company remits the excess to the Plan’s trust.  Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants.  During 2015, there were no excess amounts.  The Plan or Plan Sponsor may make a payment to Reliance Trust Company for administrative expenses not covered by revenue sharing.

Note 9.     Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 10.   Reconciliation of Financial Statements to Form 5500

Financial information reported on the Plan’s 2015 and 2014 Form 5500, Annual Return/Report of Employee Benefit Plan, differs from the Plan’s financial statements as follows:

	2015
		Net Increase
		(Decrease)
	Net Assets	in Net Assets
	Available	Available
	For Benefits	for Benefits
Balance per financial statements	$26,029,185	$(299,001)
Adjustment from contract value to fair value for current year	(4,940)	(4,940)
Adjustment from contract value to fair value for prior year	—	(120,167)
As reported on Form 5500	$26,024,245	$(424,108)

	2014
		Net Increase
		(Decrease)
	Net Assets	in Net Assets
	Available	Available
	For Benefits	for Benefits
Balance per financial statements	$26,328,186	$8,154,115
Adjustment from contract value to fair value for current year	120,167	120,167
Adjustment from contract value to fair value for prior year	—	(33,770)
As reported on Form 5500	$26,448,353	$8,240,512

Note 11.   Subsequent Events

There are two types of subsequent events:  (1) recognized events, which are events that provide additional evidence about conditions that existed at the date of the financial statements, including the estimates inherent in the process of preparing the financial statements, and (2) nonrecognized events, which are events that provide evidence about conditions that did not exist at the date of the financial statements but arose after that date.  The Plan has evaluated subsequent events through June 28, 2016, the date the financial statements were available to be issued.  Based on this evaluation, the Plan did not identify any recognized or nonrecognized subsequent events that would have required adjustment to or disclosure in the Plan financial statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN:  54-0169510 Plan No. 002

December 31, 2015

	Description of Investment,
	Including Maturity Date,
Identity of Issuer, Borrower, Lessor	Rate of Interest, Collateral,
or Similar Party	Par or Maturity Value	Value

Registered Investment Companies
American Beacon Large Cap Value Fund	Mutual Fund	1,153,419
American Beacon Mid Cap Value Fund	Mutual Fund	1,518,890
American Century Infl - Adj Bond Inv	Mutual Fund	49,574
American EuroPacific Growth Class R4 Fund	Mutual Fund	3,126,599
Bank of NY Mellon Agg Bond Index Class IV Fund	Common Trust Fund	64,964
Bank of NY Mellon Intl Stock Index Class IV Fund	Common Trust Fund	604,806
Blackrock Equity Dividend Institutional Fund	Mutual Fund	1,537,749
Columbia Small Cap Class Z Value Fund II	Mutual Fund	618,546
Deutsche Enhanced Commodity Strategy Class S Fund	Mutual Fund	8,270
Fidelity Government Money Market Daily Money Class	Mutual Fund	51,492
Hartford Small Cap Growth HLS IB Fund	Mutual Fund	1,013,616
Metropolitan West Total Return Bond Fund	Mutual Fund	2,843,556
Oppenheimer Developing Markets Class Y Fund	Mutual Fund	516,418
State Street S&P 500 Index Fund	Common Trust Fund	1,856,311
T. Rowe Price Institutional Large Cap Growth Fund	Mutual Fund	3,293,949
T. Rowe Price Total Equity Market Idx Fund	Mutual Fund	183,994
Victory Munder Midcap Core Growth Class Y Fund	Mutual Fund	1,336,491
Virtus Real Estate Securities I Fund	Mutual Fund	711,029
		20,489,673

MetLife Managed GIC	Insurance Contract	4,300,079

Common Stock
*C&F Financial Corporation	Employer Common Stock	942,804

Loans
Participant Notes	Interest Rates Range from
	3.25% to 3.50%;
	Maturity Dates through
	2023	278,705

Total Assets Held for Investment		$26,011,261

*Denotes party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN FOR CITIZENS AND FARMERS BANK
(Name of Plan)

Date	June 28, 2016	/s/ Thomas F. Cherry
Thomas F. Cherry, President
CITIZENS AND FARMERS BANK, Plan Administrator